FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For May 2011
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc

Annual General Meeting Admittance Card

The Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands at 11.00 am (Dutch time) on Tuesday May 17, 2011, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time).

Attendance at the meeting
If you wish to attend the Annual General Meeting (AGM) in either The Hague or London, please bring this Admittance Card with you and keep it with you throughout the meeting. More information about attendance at the meeting is given in the Notice of Meeting.

Voting arrangements
It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. The voting procedure will be explained at the meeting.

Appointment of a proxy
You can appoint someone (called a proxy) to attend, speak and vote on your behalf. The proxy need not be a shareholder of the Company and if you make such an appointment you may still attend, speak and vote at the meeting.

If you wish to appoint a proxy, please complete the attached Proxy Form and send it in the pre-paid envelope enclosed to our Registrar, Equiniti, to be received no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 13, 2011.

Voting or appointing a proxy online
You can vote your shares or appoint a proxy online by logging onto www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which are shown on the attached Proxy Form. Your votes or appointment must be registered by no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 13, 2011. More information is given in the Notice of Meeting.

CREST electronic proxy appointment service
If you are a user of the CREST system (including a CREST personal member), you may appoint one or more proxies or give an instruction to a proxy via CREST. More information is given in the Notice of Meeting.

Enquiries
If you have any questions about how to complete the Proxy Form please telephone Equiniti on 0800 169 1679 or +44 (0) 121 415 7073. Lines are open 9.30 am (Dutch time), 8.30 am (UK time) to 6.30 pm (Dutch time), 5.30 pm (UK time) Monday to Friday.

Royal Dutch Shell plc

Proxy Form

Voting ID | Task ID | Shareholder Reference Number

You may appoint a proxy to attend, speak and vote on your behalf at the meeting. If you wish to appoint a proxy, please read the notes overleaf and complete and return this Proxy Form so that it is received no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 13, 2011. If you appoint a proxy, you may still attend, speak and vote at the meeting.

I/We, the undersigned, hereby appoint the Chairman of the Meeting or the person named in the box below (see Note 1 overleaf) as my/our proxy to attend, speak and vote on my/our behalf at the AGM of Royal Dutch Shell plc (the "Company") to be held on Tuesday May 17, 2011, and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form.

See Note 3 overleaf

☐ Please mark this box if this proxy appointment is one of multiple appointments being made (see Note 4 overleaf).

Date ______ Signed ______

Please mark with an ☒ in the boxes below for each resolution. If you do not complete the boxes below or do not otherwise instruct your proxy, your proxy can decide whether, and how, to vote.

Resolution	For	Against	Withheld
1 Adoption of Annual Report & Accounts	☐	☐	☐
2 Approval of Remuneration Report	☐	☐	☐
3 Appointment of Linda G. Stuntz as a Director of the Company	☐	☐	☐
Reappointment of the following as a Director of the Company:			
4 Josef Ackermann	☐	☐	☐
5 Malcolm Brinded	☐	☐	☐
6 Guy Elliott	☐	☐	☐
7 Simon Henry	☐	☐	☐
8 Charles O. Holliday	☐	☐	☐
9 Lord Kerr of Kinlochard	☐	☐	☐
10 Gerard Kleisterlee	☐	☐	☐
11 Christine Morin-Postel	☐	☐	☐
12 Jorma Ollila	☐	☐	☐
13 Jeroen van der Veer	☐	☐	☐
14 Peter Voser	☐	☐	☐
15 Hans Wijers	☐	☐	☐
16 Reappointment of Auditors	☐	☐	☐
17 Remuneration of Auditors	☐	☐	☐
18 Authority to allot shares	☐	☐	☐
19 Disapplication of pre-emption rights	☐	☐	☐
20 Authority to purchase own shares	☐	☐	☐
21 Authority for certain donations and expenditure	☐	☐	☐

0001-148-S

Notes 1 Appointment of proxy Please strike out “the Chairman of the Meeting” if you wish to appoint another person, writing his or her name in the space provided. 2 Rights of proxy A proxy properly appointed may attend the meeting, speak and vote on a poll or a show of hands. A proxy need not also be a shareholder. In the absence of instructions in respect of any resolution, the proxy may vote (or abstain from voting) as he or she thinks fit on that resolution, and may vote (or abstain from voting) as he or she thinks fit on any other business which may properly come before the meeting. 3 Partial voting If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which he or she is authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this Proxy Form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). 4 Appointment of more than one proxy To appoint more than one proxy, (an) additional Proxy Form(s) may be obtained by contacting the Registrar on 0800 169 1679 or +44 (0)121 415 7073 or you may photocopy this form. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and returned together to the Registrar in the pre-paid envelope provided. 5 Validity The Proxy Form(s) must be signed and dated by the appointer or appointer’s attorney and together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must reach the Registrar no later than the deadline referred to overleaf. Where the appointor is a corporation, this Proxy Form must be under seal or under the hand of an officer or attorney duly authorised. If your Proxy Form arrives late or unsigned, it will not be valid and will not replace any earlier Proxy Form received. 6 Joint shareholders In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of such joint holding. More information is given in the Notice of Meeting. 7 Record date Entitlement to attend and vote at the meeting or any adjourned meeting, and the number of votes a shareholder, or his or her proxy, can cast, will be determined by reference to the shareholder register at 7.00 pm (Dutch time), 6.00 pm (UK time) on Friday May 13, 2011 or, if the meeting is adjourned, 7.00 pm (Dutch time), 6.00 pm (UK time) on the day two working days preceding the date fixed for such adjourned meeting. 8 Vote withheld The “vote withheld” option is provided to enable you to abstain on any particular resolution. However, it should be noted that a “vote withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “for” and “against” a resolution. Poll Card It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder, or their proxy, has one vote for every share held. Voting will be carried out using electronic handsets and full instructions will be given at the meeting, however if it is necessary to use this poll card at the meeting the Chairman will advise accordingly. For Against Withheld For Against Withheld 1 Adoption of Annual Report & Accounts 10 Gerard Kleisterlee 2 Approval of Remuneration Report 11 Christine Morin-Postel 3 Appointment of Linda G. Stuntz as a 12 Jorma Ollila Director of the Company 13 Jeroen van der Veer 14 Peter Voser Re-appointment of the following as a Director 15 Hans Wijers of the Company: 16 Re-appointment of Auditors 4 Josef Ackermann 17 Remuneration of Auditors 5 Malcolm Brinded 18 Authority to allot shares 6 Guy Elliott 19 Disapplication of pre-emption rights 7 Simon Henry 20 Authority to purchase own shares 8 Charles O. Holliday 21 Authority for certain donations 9 Lord Kerr of Kinlochard and expenditure Date Signed The printing of this document was carbon neutral: certified carbon-offset projects emissions. compensated for the CO2 www.natureoffice.nl NL—215—452820

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary
Date: May 12, 2011